SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _____________________

                                  SCHEDULE 13D

                                Amendment No. 1
                             _____________________

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           Mitel Networks Corporation
                                (Name of Issuer)

                          Common Shares, No Par Value
                         (Title of Class of Securities)

                                      N/A
                                 (CUSIP Number)

                                 Jose Medeiros
                     President and Chief Operating Officer
                           Wesley Clover Corporation
                                555 Legget Drive
                               Tower B, Suite 534
                        Kanata, Ontario, Canada K2K 2X3
                                 (613) 271-6305
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 With copy to:
                            Riccardo Leofanti, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                         222 Bay Street, P. O. Box 258
                        Toronto, Ontario, Canada M5K 1J5
                                 (416) 777-4700

                                  May 4, 2006
            (Date of Event which Requires Filing of this Statement)
                             _____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

--------------------------------                     --------------------------

      CUSIP No. - N/A                   13D                 Page 2 of 8 Pages

--------------------------------                     --------------------------

===============================================================================

(1) Name of Reporting Persons/IRS Identification Nos. of Above Persons (Entities Only)
       Dr. Terence H. Matthews
-------------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                     (a) |x|
                                                                     (b) |_|
-------------------------------------------------------------------------------

(3)    SEC Use Only

-------------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)
       PF
-------------------------------------------------------------------------------

(5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e).                                                 |_|

-------------------------------------------------------------------------------

(6)    Citizenship or Place of Organization
       Canada

-------------------------------------------------------------------------------

                 Number of                (7)   Sole Voting Power
            Shares Beneficially                 40,951,733
                  Owned                   -------------------------------------
                 by Each
                Reporting                 (8)   Shared Voting Power
               Person With                      94,555,169
                                          -------------------------------------

                                          (9)   Sole Dispositive Power
                                                40,951,733
                                          -------------------------------------

                                          (10)  Shared Dispositive Power
                                                94,555,169
-------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person
       135,506,902

-------------------------------------------------------------------------------

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares |_| (See Instructions)

-------------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)
       85.6%

-------------------------------------------------------------------------------

(14)   Type of Reporting Person (See Instructions)
       IN
===============================================================================

--------------------------------                     --------------------------

      CUSIP No. - N/A                   13D                 Page 3 of 8 Pages

--------------------------------                     --------------------------


===============================================================================

(1) Name of Reporting Persons/IRS Identification Nos. of Above Persons (Entities Only)
       Wesley Clover Corporation

-------------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a) |x|
                                                                      (b) |_|

-------------------------------------------------------------------------------

(3)    SEC Use Only

-------------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)
       WC

-------------------------------------------------------------------------------

(5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e).                                                       |_|

-------------------------------------------------------------------------------

(6)    Citizenship or Place of Organization
       Canada

-------------------------------------------------------------------------------

                   Number of              (7)     Sole Voting Power
              Shares Beneficially                 0
                    Owned                 -------------------------------------
                   by Each
                  Reporting               (8)     Shared Voting Power
                  Person With                     94,555,169
                                          -------------------------------------

                                          (9)     Sole Dispositive Power
                                                  0
                                          -------------------------------------

                                         (10)     Shared Dispositive Power
                                                  94,555,169
-------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person
       94,555,169
-------------------------------------------------------------------------------

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares |_| (See Instructions)

-------------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)
       80.6%

-------------------------------------------------------------------------------

(14)   Type of Reporting Person (See Instructions)
       CO
===============================================================================

--------------------------------                     --------------------------

      CUSIP No. - N/A                   13D                 Page 4 of 8 Pages

--------------------------------                     --------------------------


===============================================================================

(1) Name of Reporting Persons. IRS Identification Nos. of Above Persons (Entities Only)
       Celtic Tech Jet Limited

-------------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                     (a) |x|
                                                                     (b) |_|

-------------------------------------------------------------------------------

(3)    SEC Use Only

-------------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)
       OO

-------------------------------------------------------------------------------

(5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e).                                                       |_|

-------------------------------------------------------------------------------

(6)    Citizenship or Place of Organization
       Canada

-------------------------------------------------------------------------------

                   Number of                   (7)    Sole Voting Power
              Shares Beneficially                     None
                    Owned                      --------------------------------
                   by Each
                  Reporting                    (8)    Shared Voting Power
                 Person With                          4,555,169
                                               --------------------------------

                                               (9)    Sole Dispositive Power
                                                      None
                                               --------------------------------

                                               (10)   Shared Dispositive Power
                                                      4,555,169
-------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person
       4,555,169
-------------------------------------------------------------------------------

(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                   |_|

-------------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)
       3.9%
-------------------------------------------------------------------------------

(14)   Type of Reporting Person (See Instructions)
       CO
===============================================================================

         This Amendment No. 1 to Schedule 13D (this "Statement") is being filed on behalf of Dr. Terence H. Matthews ("Dr. Matthews"), Wesley Clover Corporation ("Wesley Clover") and Celtic Tech Jet Limited ("Celtic" and, together with Dr. Matthews and Wesley Clover, the "Reporting Persons"), relating to common shares without par value (the "Common Shares") of Mitel Networks Corporation, a corporation existing under the laws of Canada (the "Issuer"). This Statement amends and supplements the initial statement on
Schedule 13D, filed on July 14, 2005, by the Reporting Persons (the "Original Statement"). The Original Statement is hereby amended and supplemented as follows.

Item 5.  Interest in Securities of the Issuer

         Item 5 is amended and restated as follows:

(a) As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding Common Shares set forth below:

                     Aggregate Number of Shares      Percentage of Outstanding
Reporting Person        Beneficially Owned              Common Shares (1)
----------------        ------------------              -----------------

Dr. Matthews             135,506,902 (2)(4)                    85.6%
Wesley Clover             94,555,169 (3)(4)                    80.6%
Celtic                     4,555,169                            3.9%

(1) Calculated based on 117,302,322 Common Shares outstanding as of April 28, 2006. However, for purposes of computing Dr. Matthews' percentage ownership, the number of outstanding Common Shares is deemed to include all Common Shares that Dr. Matthews has a right to acquire beneficial ownership of within 60 days of the date of this Statement pursuant to Rule 13d-3 under the Exchange Act.

(2)    Calculated based on (i) 90,000,000 Common Shares owned by Wesley Clover,
       (ii) 4,555,169 Common Shares owned by Celtic, (iii) 53,983 Common Shares subject to options held by Dr. Matthews that are currently exercisable or exercisable within 60 days, and (iv) 40,897,750 Class B Convertible Preferred Shares owned by Dr. Matthews that are convertible into Common Shares at the option of Dr. Matthews.

(3) Calculated based on (i) 90,000,000 Common Shares owned by Wesley Clover and (ii) 4,555,169 Common Shares owned by Celtic.

(4) Dr. Matthews owns 100% of Wesley Clover and Wesley Clover owns 100% of Celtic. Pursuant to Rule 13d-3 under the Exchange Act, Dr. Matthews may be deemed the beneficial owner of all of the Common Shares beneficially owned by both Wesley Clover and Celtic and Wesley Clover may be deemed the beneficial owner of all of the Common Shares owned by Celtic.

(b)      Dr. Matthews
         ------------

         Dr. Matthews has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 40,951,733 Common Shares (53,983 Common Shares issuable upon exercise of options that are exercisable within 60 days and 40,897,750 Common Shares issuable upon conversion of Class B Convertible Preferred Shares that are convertible within 60 days)

         Dr. Matthews has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 94,555,169 Common Shares. These shares are comprised of all of the Common Shares directly owned by Wesley Clover and Celtic.

         Wesley Clover
         -------------

         Wesley Clover has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 94,555,169 Common Shares.

         Wesley Clover does not have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of any Common Shares.

         Celtic
         ------

         Celtic has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 4,555,169 Common Shares.

         Celtic does not have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of any Common Shares.

(c) During the last 60 days there were no transactions in the Common Shares effected by the Reporting Persons, nor any of their directors or executive officers, general partners or members.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
         ----------------------------------------------------------------------

Item 6 is hereby supplemented as follows:

         Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement.

Option Agreements
-----------------

         On May 1, 2006, Dr. Matthews and Peter Charbonneau (a director of the Issuer) entered into a letter agreement (acknowledged and accepted on May 4,
2006) that documented the material terms of an oral agreement made February 16, 2001 wherein Dr. Matthews granted to Mr. Charbonneau the option to purchase 900,000 Common Shares in recognition of services performed by Mr. Charbonneau at Dr. Matthews' request during the transaction that resulted in the spin-off of the Issuer from Zarlink Semiconductor Corporation. The options granted by Dr. Matthews to Mr. Charbonneau relate to Common Shares owned, directly or indirectly, by Dr. Matthews. The options are exercisable at an exercise price of C$3.50 per share and expire on February 16, 2011.

         Pursuant to letter agreements between (i) Dr. Matthews and Donald Smith, Chief Executive Officer of the Issuer, and (ii) Dr. Matthews and Paul Butcher, President and Chief Operating Officer of the Issuer, dated, in each case, March 1, 2002, Dr. Matthews granted to Mr. Smith options to purchase 3,000,000 Common Shares and to Mr. Butcher options to purchase 1,000,000 Common Shares. On May 1, 2006, Dr. Matthews extended the term of these options to expire on March 1, 2012 or ten years from the date of grant, which extensions were acknowledged and accepted by Mr. Smith and Mr. Butcher on May 4, 2006. In each instance, the options granted by Dr. Matthews relate to Common Shares owned, directly or indirectly, by Dr. Matthews.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

Item 7 is hereby amended and supplemented by adding the following exhibits:

Exhibit 1: Joint Filing Agreement, dated as of May 5, 2006, among Dr. Terence H. Matthews, Wesley Clover Corporation and Celtic Tech Jet Limited.

Exhibit 4: Letter agreement, dated March 1, 2002, between Dr. Terence H. Matthews and Paul Butcher (the "Butcher Agreement").

Exhibit 5:    Amendment No. 1 to the Butcher Agreement, dated May 1, 2006.

Exhibit 6: Letter agreement, dated March 1, 2002, between Dr. Terence H. Matthews and Donald Smith (the "Smith Agreement").

Exhibit 7:    Amendment No. 1 to the Smith Agreement, dated May 1, 2006.

Exhibit 8: Letter agreement, dated May 1, 2006, between Dr. Terence H. Matthews and Peter D. Charbonneau.

                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 5, 2006

                                          By:  /s/ Dr. Terence H. Matthews
                                               --------------------------------
                                               Name:  Dr. Terence H. Matthews


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 5, 2006

                                          WESLEY CLOVER CORPORATION


                                          By:  /s/ Jose Medeiros
                                               --------------------------------
                                               Name:  Jose Medeiros
                                               Title: President and Chief
                                                      Operating Officer


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 5, 2006

                                          CELTIC TECH JET LIMITED


                                          By:   /s/ Jose Medeiros
                                               --------------------------------
                                               Name:   Jose Medeiros
                                               Title:  President